One Corporate Center                                       GAMCO Investors, Inc.
Rye, NY 10580-1422
Tel. (914) 921-5147
Fax (914) 921-5392



September 29, 2005

Mr. Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Webb:

        We have reviewed your letter, dated July 15, 2005, regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005. We have responded to each of your comments and provided additional information where appropriate.


     Form 10-K for the year ended December 31, 2004:
     ----------------------------------------------

     General
     -------

     Comment

     1. Section 3(a)(1) of the Investment Company Act of 1940 (the "Investment Company Act") defines an investment company, in relevant part, as:

     Any issuer which (a) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities...or (c) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

     Based on Gabelli Asset Management Inc.'s ("Gabelli") Form 10-K for the year ended December 31, 2004, it appears that Gabelli owns investment securities having a value greater than 40 percent of its total assets (exclusive of Government securities and cash items) on a consolidated basis. Please provide financial information, on an unconsolidated basis that indicates the percentage of Gabelli's total assets (exclusive of Government securities and cash items) that are investment securities.

     If more than 40 percent of Gabelli's total assets are investment securities under section 3(1)(1)(C), please explain (if true) why you believe that Gabelli is not an investment company subject to registration and regulation under the Investment Company Act. If you conclude however, that Gabelli is an investment company, please explain what steps Gabelli has taken to resolve its status as an investment company under the Investment Company Act.

     Response

     The staff's comment questions whether GAMCO Investors, Inc. ("GBL" or the "Company"), formerly known as Gabelli Asset Management Inc., is an investment company under Section 3(a)(1) of the Investment Company Act under the premise that more than 40% of its unconsolidated assets are investment securities. On an unconsolidated basis, the Company's total assets on a GAAP basis were approximately $634,053,000. Of the total assets, approximately $202,888,000 consists of cash and cash items, approximately $148,310,000 consists of U.S. government securities, approximately $152,733,000 consists of investment securities, approximately $107,121,000 consists of investments in subsidiaries and approximately $23,000,000 consists of other assets. Pursuant to Section 2(a)(41) of the Investment Company Act of 1940, for purposes of the statistical 40% test set forth in Section 3(a)(1) of the Investment Company Act, the Company's investments in its operating subsidiaries should be measured at fair value. After adjusting the Company's investments in subsidiaries to fair value, the percentage of investment securities of gross unconsolidated assets is below the 40% statistical test. In analyzing the fair value of the subsidiaries, we performed a simple analysis which considered the valuation of subsidiaries in two ways:

          (i) The value of GBL's two largest subsidiaries, Gabelli Funds, LLC and GAMCO Asset Management Inc. (formerly known as GAMCO Investors, Inc.), using an EBITDA multiple of 10 (marginally less than the multiple that most asset management companies sell for) yields a total value of approximately $838,000,000 as the fair value of these subsidiaries. This fair value results in a percentage of investment securities of gross unconsolidated assets of approximately 15%, well below the 40% statistical threshold, without taking into consideration GBL's other subsidiaries (see Attachment I).

          (ii) Gabelli Funds, LLC and GAMCO Asset Management Inc. accounted for approximately 81% of the total 2004 consolidated net income. Based on this, if the fair value of these subsidiaries represents at least 80% of the total GBL market capitalization or approximately $710,000,000 (adjusted for total GBL unconsolidated cash and cash items, government securities and investments in securities) then the percentage of investment securities of gross unconsolidated assets is approximately 17%, well below the 40% statistical threshold, without taking into consideration GBL's other subsidiaries (see Attachment II).

     Based on this analysis, we believe that the percentage of investment securities of GBL's gross unconsolidated assets is well below the 40% statistical test.

     However, even if more than 40% of the Company's unconsolidated assets consisted of investment securities, the disclosure in the Company's Annual Report on Form 10-K would show that under the factors utilized by the SEC and the courts in analyzing the primary engagement of the Company under
     Section 3(b)(1) of the Investment Company Act: (i) the Company has historically been, and today remains primarily an investment management firm; (ii) the Company's proprietary investments are managed and administered by a small number of individuals in comparison to over 100 professionals involved in managing, administering and marketing investment companies, separate accounts and private investment funds and conducting its broker-dealer and investment banking business; (iii) the Company has never suggested that its investments are a significant aspect of its business; (iv) for the years ended December 31, 2004, December 31, 2003 and December 31, 2002, approximately 99.9%, 92.2%, and 104.5%, respectively, of the Company's income before taxes and minority interest was derived from its investment management, administrative, distribution and broker-dealer activities, which are not proprietary investment activities; and (v) it is only in the assets test that any question at all arises. Further, a large percentage of the Company's investment securities are investments in its own investment products, which is a necessary adjunct of the Company's asset management business.

     Thus, we conclude that the Company is not an investment company subject to registration and regulation under the Investment Company Act of 1940.


     Management's Discussion and Analysis of Financial Condition and Results of
     --------------------------------------------------------------------------
     Operations Asset Highlights, page 30
     ------------------------------------

     Comment

     2. The change in your assets under management presented in the table on page 30 does not appear to reconcile to the net cash inflow/outflow amounts presented in the table on page 31. Please tell us the reason for the difference and revise future filings to reconcile these amounts by product line.

     Response

     The change in assets under management ("AUM") presented in the table on page 30 represents the total change in AUM for the year. The change has two components:

          (i) net cash inflows/outflows (which is presented in the table on the following page); and

          (ii) market appreciation/depreciation (which is not presented)

     We have enclosed a schedule (see Attachment III) which shows the reconciliation of these two components to the change in AUM for the year, and it is our intention to provide such a reconciliation in all future filings.


     Financial Statements
     --------------------

     Note A-Significant Accounting Policies - Investments in Partnerships and
     ------------------------------------------------------------------------
     Affiliates, page F-10
     ---------------------

     Comment

     3. We note that you account for your investments in partnerships and affiliates using the equity method. We also note in footnote C on page F-14 that you are a General Partner or co-General Partner in various limited partnerships. Tell us how you determined that you are not required to consolidate your investments in these limited partnerships citing the authoritative accounting literature you relied upon.

     Response

     In our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, we disclosed that we accounted for our investment in partnerships and affiliates (each, a "Fund" and collectively, the "Funds") using the equity method.

     In determining the appropriate accounting for our investment in Funds, we relied on FIN46R, APB Opinion No. 18, AICPA Accounting Interpretation No. 2 of APB 18, SOP 78-9 and ARB 51.

     Prior to FIN46R and EITF 04-5, there was diversity in industry practice in accounting for investments in partnerships and funds where ownership interest was less than a majority. We interpreted the third- party equityholders' ability to remove their investment from the respective partnership/fund as a means by which they prevent the Company from controlling (i.e., substantive participating rights) of the respective partnership/fund and as a sufficient basis to preclude consolidation. Therefore, the Company's use of the equity method of accounting for the majority of our Funds is based upon the guidance provided in SOP 78-9, ARB 51, APB Opinion No. 18, and AICPA Accounting Interpretation No. 2 of APB
     18. Related to the guidance in APB Opinion No. 18 in reaching this conclusion, we determined that although our holdings are generally less than 20% of the Funds, we believed the equity method is the correct methodology as the general partner or investment manager (each, the "Investment Manager") has significant influence over the operations of the respective Funds. Furthermore, for the remaining Funds where our ownership exceeded 50%, we also deemed the equity method of accounting to be acceptable because the impact of the gross-up to the Company's balance sheet was immaterial and the Company's net income and equity were not affected. Overall, we believed non-consolidation had an immaterial impact on the Company's consolidated financial statements.

     Upon the issuance of FIN 46R, we evaluated that guidance to determine the appropriateness of our accounting for investments in the Funds. As stated in FIN46R, a variable interest entity ("VIE") has one or more of the following characteristics:

          (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders; or

          (ii) the equity investors lack one or more of the following essential characteristics of a controlling financial interest:

               o the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights;

               o    the obligation to absorb the expected losses of the entity;
                    or

               o the right to receive the expected residual returns of the entity; or

        (iii) the equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

     Based on the provisions of FIN46R, we determined, at that time, that the Funds managed by GBL subsidiaries were VIEs. We reached this conclusion based on the fact that the limited partners and shareholders (the "investors"), as a group, in our Funds could not make substantive decisions about activities of these entities as such investors do not have any voting/control rights with respect to the operations of these Funds.

     In determining whether the VIEs should be consolidated, we considered whether the Investment Manager was the primary beneficiary of the entity. In reviewing the amount of investment as Investment Manager and the impact of fees (including incentive fees), we concluded that the Investment Manager was not the primary beneficiary for most of these VIEs. For those VIEs where the Company was not the primary beneficiary, we relied on the provisions of AICPA Accounting Interpretation No. 2 of APB 18 and SOP 78-9 and determined that the appropriate accounting for our Funds was the equity method. We also relied on the guidance in APB Opinion No. 18 in reaching this conclusion, as we determined that although our holdings were generally less than 20% of the Funds, we believed the equity method was the correct methodology as the Investment Manager had significant influence over the operations of the respective Funds.

     For those VIEs where we concluded that the Investment Manager was the primary beneficiary, it was determined that the effect of consolidating these entities had no material impact on the financial statements of GBL, as the total net assets of these entities were approximately $21 million, of which GBL had recorded approximately $15 million of assets on its balance sheet through the equity method of accounting, resulting in an impact on the balance sheet of: (i) an increase in assets of $6.8 million (representing less than 1% of assets); (ii) an increase of $1.4 million to liabilities; and (iii) an increase of $5.4 million to minority interest. We therefore did not consolidate these VIEs. We also considered the following in reaching our determination:

          o consolidating these VIEs versus accounting for them under the current method of equity accounting has no impact on GBL's net income or equity in the financial statements and only represents a gross-up of the balance sheet; and

          o information regarding the activities of these Funds are disclosed in the notes to the consolidated financial statements.

     Please see the responses to Comment 4 for further information regarding the accounting for the Company's investments in the Funds.


     Financial Statements
     --------------------

     Note A-Significant Accounting Policies - Recently Issued Accounting
     -------------------------------------------------------------------
     Standards, page F-12
     --------------------

     Comment

     4. Please tell us and revise future filings to disclose the impact EITF 04-5 will have on your financial statements when adopted. Refer to SAB topic 11M.

     Response

     In June 2005, the Financial Accounting Standards Board ("FASB") ratified the consensus EITF 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights", which provides guidance in determining whether a general partner controls a limited partnership. The provisions of EITF 04-5 are not applicable to limited partnerships or similar entities accounted for as VIEs pursuant to FIN46R.

     In light of the ratification of EITF 04-5 by the FASB and subsequent to the filing of our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005, we have further analyzed the accounting for our investments in the Funds. Based on this analysis and consultation with our independent auditors, we have determined that we should begin consolidating the majority of the Funds managed by GBL subsidiaries effective January 1, 2006 consistent with the provisions of FIN46R and EITF 04-5.

     We previously determined that the Funds managed by GBL subsidiaries were VIEs. We reached this conclusion based on the fact that the investors, as a group, in our Funds could not make substantive decisions about activities of these entities as such investors do not have any voting/control rights with respect to the operations of these Funds. In considering whether the equity investors, as a group, had the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights, we initially considered the equity investors as a group to be only the limited partners and shareholders in our Funds. In making this determination, we excluded the interests of the general partner or investment manager of the respective Fund, which we believed was consistent with the overall purpose of FIN46R.

     However, in further analyzing the provisions of FIN46R, in light of EITF 04-5, it could be interpreted that the equity investors would include the interests of a general partner or investment manager in an investment partnership or fund, respectively, and therefore, these interests should be included when determining whether the equity investors as a group had the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights. In this case, the majority of our Funds would not be considered VIEs. This interpretation would be based on footnote 6 to Section 5a in FIN46R which states that:

          Equity investments in an entity are interests that are required to be reported as equity in that entity's financial statements.

     While we believe this statement implies that a general partner or investment manager's interest should be included in determining the voting rights or similar rights of the equity investors, as a group, we also believe that the following statement in Section 5b(1) of FIN46R seems to contradict this statement:

       5. An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design conditions in a, b, or c exist:

            b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

                 (1) The direct or indirect ability through voting rights or similar rights to make decisions about an entity's activities that have a significant effect on the success of the entity. The investors do not have the ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

     By stating "such as those of a general partner in a partnership," one could conclude that the limited partner interests should be considered separately from the interest of a general partner to determine whether the limited partners, as a group, have voting rights or similar rights. In this case, all of our Funds would be considered VIEs.

     However, when FIN46R and EITF 04-5 are read together, we have reached the conclusion that the preferred accounting treatment of the FASB for these types of entities is consolidation.

     Based on this conclusion, if a general partner or investment manager had an investment in an investment partnership or fund, respectively, the investors, as a group, would have direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights. As a result, we have now concluded that we have investments in only five VIEs and the remaining entities would not be considered VIEs in accordance with FIN46R and would be subject to the provisions of EITF 04-5, when effective.

     The provisions of EITF 04-5, which will be effective on January 1, 2006, state that a sole general partner in a limited partnership is presumed to control that limited partnership and therefore should include the limited partnership in its consolidated financial statements, regardless of the sole general partner's ownership in the limited partnership. As EITF 04-5 makes clear, upon effective date, a limited partners' ability to remove their investment from a limited partnership does not prevent the Company from controlling that limited partnership.

     The assessment of whether the rights of the limited partners should overcome the presumption of control, and therefore consolidation, by the sole general partner is a matter of judgment and depends on facts and circumstances. Such facts and circumstances should be evaluated based on the following two-step process:

          (i) Do the limited partners have the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the sole general partner without cause?

          (ii) Do the limited partners have substantive participating rights?

     For each investment partnership where we are the sole general partner (and the investment partnerships are not VIEs), the limited partners do not have the ability to dissolve (liquidate) the limited partnership or otherwise remove the sole general partner without cause and also do not have substantive participating rights. Therefore, these investment partnerships would be subject to consolidation beginning on January 1, 2006 under EITF 04-5. We also believe these provisions apply by analogy to each fund where we are the sole investment manager and the common shareholders in such fund do not hold the rights as outlined above. In these situations, these funds would also be subject to consolidation beginning January 1, 2006 under EITF 04-5.

     For those investment partnerships where we are co-general partner or have an interest in the general partner (and the investment partnerships are not VIEs), our first step would be to analyze whether our co-general partner status or interest in the general partner leads to control of the limited partnership. In those cases where our co-general partner status or interest in the general partner leads to control (4 of the 5 cases), the limited partners also do not have the ability to dissolve (liquidate) the limited partnership or otherwise remove either the co-general partner or general partner without cause and also do not have substantive participating rights. Therefore, these investment partnerships (4 of the 5 cases) would also be subject to consolidation beginning on January 1, 2006 under EITF 04-5.

     In summary, while it is our opinion that the issue remains a "gray" area, we plan on consolidating twelve of our Funds managed by GBL subsidiaries beginning January 1, 2006. These twelve Funds include:

          o five Funds which we have not consolidated in the past because they are immaterial; and

          o seven Funds that will be subject to the provisions of EITF 04-5.

     In addition, we currently have five Funds that are VIEs for which we are not considered to be the primary beneficiary. We plan on providing the appropriate disclosure in accordance with FIN46R for these five VIEs beginning with our Quarterly Report on Form10-Q for the fiscal quarter ended September 30, 2005.

     The impact of consolidation of these entities versus the current method of equity accounting has no impact on GBL's net income or equity in the financial statements and only represents a gross-up of the balance sheet. To illustrate this, we have presented our statement of financial condition and income statement as filed in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 and the pro-forma effects that EITF 04-5 would have on the statement of financial condition as of June 30, 2005 and income statement for the six month period ended June 30, 2005, adjusted for the effects of EITF 04-5 as if effective as of June 30, 2005 (see Attachment IV).

     We plan on revising our disclosure regarding our Funds in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005, which will include the pro forma effects on our consolidated financial statements of EITF 04-5 based on this revised interpretation and the disclosures required by paragraphs 23-26 of FIN46R for our five VIEs. Below is the revised disclosure that we currently anticipate including in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 (please note the figures required for disclosure have not been included as the amounts cannot be determined at this time):

          In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" which was subsequently revised in December 2003 by FASB Interpretation No. 46(R) ("FIN46R"). FIN46R provides new criteria for determining whether or not consolidation accounting is required for off-balance sheet activities conducted through certain types of entities. This interpretation focuses on financial interests in entities (i.e., variable interests) that indicate control despite the absence of clear control through voting interest. It concludes that a company's exposure (variable interest) to the economic risks and rewards from the entity's assets and activities are the best evidence of control. The interpretation requires that these variable interest entities (VIEs) be subject to consolidation if the company holding the variable interest is subject to a majority of the expected losses or will receive a majority of the expected residual returns of the VIE (the "primary beneficiary"). As the primary beneficiary, it would be required to include the variable interest entity's assets, liabilities and results of operations in its own financial statements.

          In June 2005, the FASB ratified the consensus EITF 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights," which provides guidance in determining whether a general partner controls a limited partnership. The provisions of EITF 04-5 are not applicable to limited partnerships or similar entities accounted for as VIEs pursuant to FIN46R.

          We have further reviewed the provisions of FIN46R and EITF 04-5 and have determined that we will be required to consolidate the majority of our investment partnerships and offshore funds managed by our subsidiaries beginning on January 1, 2006. If consolidation of these investment partnerships and offshore funds were required as of September 30, 2005, the effect on our consolidated financial statements would have been as follows:

--------------------------------------------------------------------------------
Consolidated Statement of Financial Condition
September 30, 2005
--------------------------------------------------------------------------------
                                                                   (Pro Forma)

                                            Effects of                 Post
                        Reported           consolidation          Consolidation
--------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------
Liabilities
--------------------------------------------------------------------------------
Minority Interest
--------------------------------------------------------------------------------
Stockholders' Equity
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
Consolidated Income Statement
For the nine months ended September 30, 2005
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                   (Pro Forma)

                                            Effects of                 Post
                        Reported           consolidation          Consolidation
--------------------------------------------------------------------------------
Revenues
--------------------------------------------------------------------------------
Expenses
--------------------------------------------------------------------------------
Other Income
--------------------------------------------------------------------------------
Net Income
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



          We also serve as the Investment Manager of five offshore funds that are classified as VIEs. These offshore funds seek to earn absolute returns for investors and are primarily focused within our event-driven long/short equity and sector-focused strategies. Our involvement with one of these offshore funds began in 1994 but the majority were launched between 1999 and 2002.

          The total net assets of the five offshore funds classified as VIEs were $___________ on September 30, 2005. However, we are not the primary beneficiary or a holder of a significant variable interest in these VIEs. Our maximum exposure to loss as result of our involvement with these VIEs is limited to our investment in the respective VIEs. On September 30, 2005, our total investment in these VIEs was approximately $___________.


     Form 10-Q for the quarter ended March 31, 2005
     ----------------------------------------------

     Recent Accounting Developments, page 18
     ---------------------------------------

     Comment

     5. We note that you implemented FIN46R for the quarter ended September 30, 2004. Please tell us how you determined that you were not required to implement FIN 46R as of March 31, 2004, i.e., the first period ending after March 15, 2004, based on the guidance in paragraphs 27-36 of FIN 46R.

     Response

     We have reviewed the disclosure in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and also reviewed our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004. In performing this review, we noted that while we did indicate in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 that we implemented FIN46R for the quarter ended September 30, 2004, that this was a typographical error and should have stated as of March 31, 2004.

     We have enclosed the relevant disclosure (see Attachment V) from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which states that we implemented FIN46R for the quarter ended March 31, 2004. This appears in the second paragraph on page 14 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.


     Form 10-Q for the quarter ended March 31, 2005
     ----------------------------------------------

     Recent Accounting Developments, page 18
     ---------------------------------------

     Comment

     6. On page 19 you state that you were not the primary beneficiary for most of the partnerships and offshore funds you manage that were determined to be VIEs. Please tell us and revise future filings to provide the disclosures required by paragraphs 23-26 of FIN46R related to VIEs in which you are primary beneficiary or the holder of a significant variable interest.

     Response

     Our revised disclosure, which will be included in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005, appears in the last paragraph in the response to Comment 4 above.

Closing Comments
----------------

     In response to your request, we acknowledge that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     If you have any questions or require additional information, please contact Gregory Fernicola at Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY 10036-6522 or by telephone at (212) 735-2918.

Regards,



Michael R. Anastasio Jr.
Vice President and Chief Financial Officer

                                                                                                      ATTACHMENT I

                                                                 (AT BOOK VALUE)                 (AT FAIR VALUE)

                                                                      GBL                              GBL
                                                                  UNCONSOLIDATED                  UNCONSOLIDATED
                                                        ----------------------------------------------------------
Cash and Cash Items                                                 $202,888,000                $  202,888,000

Treasury Bills                                                       148,310,000                   148,310,000

Investments in Securities                                            152,733,000                   152,733,000

Investment in Subsidiaries                                           107,120,909                   837,730,000

Other                                                                 23,000,698                    23,000,698
                                                                  --------------                --------------

Total Assets                                                        $634,052,607                $1,364,661,698
                                                                  ==============                ==============

Total Assets Excluding Cash and Cash Equivalents and
 Government Securities                                                                          $1,013,463,698

Investment Securities as a Percentage of Assets                                                          15.07%







                                                      2004 Gabelli Funds LLC EBITDA             $   50,215,000

                                                                  2004 GAMCO EBITDA             $   33,558,000

                                                       Total 2004 Gabelli Funds and
                                                                       GAMCO EBITDA             $   83,773,000

                                                       Total Estimated 2004 Gabelli
                                                         Funds and GAMCO Fair Value             $  837,730,000

                                                                    EBITDA Multiple                         10X

                                                                                                     ATTACHMENT II

                                                                 (AT BOOK VALUE)              (AT FAIR VALUE)

                                                                         GBL                       GBL
                                                                  UNCONSOLIDATED              UNCONSOLIDATED
                                                        ---------------------------------------------------------
Cash and Cash Items                                                 $202,888,000              $  202,888,000

Treasury Bills                                                       148,310,000                 148,310,000

Investments in Securities                                            152,733,000                 152,733,000

Investment in Subsidiaries                                           107,120,909                 709,583,336

Other                                                                 23,000,698                  23,000,698
                                                                  --------------              --------------

Total Assets                                                        $634,052,607              $1,236,515,034
                                                                  ==============              ==============


Total Assets Excluding Cash and Cash Equivalents and
 Government Securities                                                                        $  885,317,034

Investment Securities as a Percentage of Assets                                                        17.25%







                                          Total GBL Market Capitalization - 12/31/04          $1,399,170,000

                                      Less:  Total Assets (other than Investments in
                                                 Subsidiaries) at GBL Unconsolidated             526,931,698
                                                                                              --------------

                                          Total Market Capitalization - Subsidiaries          $  872,238,302
                                                                                              ==============







                                                   2004 Gabelli Funds LLC Net Income              30,809,000

                                                               2004 GAMCO Net Income              20,084,000

                                       Total 2004 Gabelli Funds and GAMCO Net Income              50,893,000

                                                           Total 2004 GBL Net Income              62,559,000

                                    Gabelli Funds and GAMCO Net Income Percentage of
                                                                 GBL 2004 Net Income                   81.35%

GABELLI ASSET MANAGEMENT INC.                                                                       Attachment III
  Assets Under Management
    (in thousands)

                                                                                 Year to Date
                                                   ----------------------------------------------------------------------
                                                                  Acquisitions/      Cash         Market
                                                    12/31/2001      Transfers        Flows      Performance    12/31/2002
                                                   ----------------------------------------------------------------------
Mutual Funds
    Open end equities                              $ 8,334,033     $      -       $(188,000)    $(1,664,004)  $ 6,482,029
    Closed end equities                              1,830,578            -               -        (222,041)    1,608,537
                                                   ----------------------------------------------------------------------
  Total equities                                    10,164,611            -        (188,000)     (1,886,045)    8,090,566
                                                   ----------------------------------------------------------------------

  Fixed income
    Money market funds                                 899,387            -          96,745          14,522     1,010,653
    Treasurers funds                                   882,115            -          59,388          11,431       952,934
    Bond funds                                           8,645            -               -           4,902        13,548
                                                   ----------------------------------------------------------------------
  Total fixed income                                 1,790,147            -         156,132          30,855     1,977,135
                                                   ----------------------------------------------------------------------

                                                   ----------------------------------------------------------------------
TOTAL MUTUAL FUNDS                                  11,954,758            -         (31,868)     (1,855,190)   10,067,701
                                                   ----------------------------------------------------------------------

Institutional & separate accounts
  Equities
    Value                                            9,031,860            -          67,429      (1,541,069)    7,558,220
    Growth                                             542,700            -          16,700        (218,000)      341,400
    Woodland                                             -              247,900        (200)          4,400       252,100
    Small cap value                                  1,797,600            -         (37,500)        (93,800)    1,666,300
    International                                      141,400            -          50,000         (19,000)      172,400
                                                   ----------------------------------------------------------------------
  Total equities                                    11,513,560          247,900      96,429      (1,867,469)    9,990,420
                                                   ----------------------------------------------------------------------

  Fixed income                                         719,851            -        (119,793)         12,600       612,658

TOTAL INSTITUTIONAL &
   SEPARATE ACCOUNTS                                12,233,411          247,900     (23,364)     (1,854,869)   10,603,078
                                                   ----------------------------------------------------------------------

Investment Partnerships
  Partnerships                                         508,213            -        (105,399)          7,533       410,347
  Separate Accounts                                     64,611            -          99,279           4,080       167,970
                                                   ----------------------------------------------------------------------
Total Investment Partnerships                          572,824            -          (6,120)         11,613       578,317
                                                   ----------------------------------------------------------------------


                                                   ----------------------------------------------------------------------
TOTAL ASSETS UNDER MGMT                            $24,760,993      $   247,900   $ (61,351)    $(3,698,446)  $21,249,096
                                                   ======================================================================

BY PRODUCT SUMMARY:
TOTAL EQUITIES                                      22,250,995          247,900     (97,691)     (3,741,901)   18,659,303
TOTAL FIXED INCOME                                   2,509,998            -          36,340          43,455     2,589,793
                                                   ----------------------------------------------------------------------
TOTAL ASSETS UNDER MGMT                            $24,760,993     $   247,900    $ (61,351)    $(3,698,446)  $21,249,096
                                                   ======================================================================



                                                                                                    Attachment III
                                                                                                       (continued)

GABELLI ASSET MANAGEMENT INC.
  Assets Under Management
    (in thousands)

                                                                         Year to Date
                                               ----------------------------------------------------------------------
                                                                         Cash              Market
                                                      12/31/2002        Flows           Performance      12/31/2003
                                               ----------------------------------------------------------------------
Mutual Funds
  Open end equities                                 $  6,482,029    $  (268,000)       $1,873,399       $ 8,087,428
  Closed end equities                                  1,608,537      1,632,338           289,024         3,529,899
                                               ----------------------------------------------------------------------
Total equities                                         8,090,566      1,364,338         2,162,423        11,617,327
                                               ----------------------------------------------------------------------

Fixed income
  Money market funds                                   1,010,653        (48,433)            8,397           970,617
  Treasurers funds                                       952,934       (225,830)            5,320           732,424
  Bond funds                                              13,548         (2,000)             (367)           11,180
                                               ----------------------------------------------------------------------
Total fixed income                                     1,977,135       (276,263)           13,350         1,714,221
                                               ----------------------------------------------------------------------

                                               ----------------------------------------------------------------------
TOTAL MUTUAL FUNDS                                    10,067,701      1,088,075         2,175,773        13,331,549
                                               ----------------------------------------------------------------------

Institutional & separate accounts
  Equities
    Value                                              7,558,220        297,366         2,154,474        10,010,060
    Growth                                               341,400        (40,400)          105,300           406,300
    Woodland                                             252,100        (72,900)           57,900           237,100
    Small cap value                                    1,666,300         20,300           660,900         2,347,500
    International                                        172,400       (152,200)           10,400            30,600
                                               ----------------------------------------------------------------------
  Total equities                                       9,990,420         52,166         2,988,974        13,031,560
                                               ----------------------------------------------------------------------

  Fixed income                                           612,658       (114,584)            5,600           503,674

TOTAL INSTITUTIONAL &
  SEPARATE ACCOUNTS                                   10,603,078        (62,418)        2,994,574        13,535,234
                                               ----------------------------------------------------------------------

Investment Partnerships
  Partnerships                                           410,347        (73,849)           35,954           372,452
  Separate Accounts                                      167,970        127,536            24,075           319,581
                                               ----------------------------------------------------------------------
Total Investment Partnerships                            578,317         53,688            60,029           692,033
                                               ----------------------------------------------------------------------


                                               ----------------------------------------------------------------------
TOTAL ASSETS UNDER MGMT                             $ 21,249,096    $ 1,079,345        $5,230,375       $27,558,816
                                               ======================================================================

BY PRODUCT SUMMARY:
TOTAL EQUITIES                                        18,659,303      1,470,192         5,211,425        25,340,921
TOTAL FIXED INCOME                                     2,589,793       (390,847)           18,950         2,217,896
                                               ----------------------------------------------------------------------
TOTAL ASSETS UNDER MGMT                             $ 21,249,096    $ 1,079,345        $5,230,375       $27,558,816
                                               ======================================================================



                                                                                                    Attachment III
GABELLI ASSET MANAGEMENT INC.                                                                          (continued)
  Assets Under Management
    (in thousands)
                                                                         Year to Date
                                               ----------------------------------------------------------------------
                                                                         Cash              Market
                                                      12/31/2003        Flows           Performance      12/31/2004
                                               ----------------------------------------------------------------------
Mutual Funds
  Open end equities                                  $ 8,087,428       $  (838,482)     $  780,082   $ 8,029,028
  Closed end equities                                  3,529,899           577,360         234,709     4,341,968
                                               ----------------------------------------------------------------------
Total equities                                        11,617,327          (261,122)      1,014,791    12,370,996
                                               ----------------------------------------------------------------------

Fixed income
  Money market funds                                     970,617            (9,089)          9,280       970,808
  Treasurers funds                                       732,424          (220,324)          4,919       517,018
  Bond funds                                              11,180             1,185          (1,753)       10,613
                                               ----------------------------------------------------------------------
Total fixed income                                     1,714,221          (228,229)         12,446     1,498,439
                                               ----------------------------------------------------------------------

                                               ----------------------------------------------------------------------
TOTAL MUTUAL FUNDS                                    13,331,549          (489,351)      1,027,237    13,869,435
                                               ----------------------------------------------------------------------

Institutional & separate accounts
  Equities
    Value                                             10,010,060            71,319       1,753,594    11,834,973
    Growth                                               406,300           (51,700)          6,500       361,100
    Woodland                                             237,100          (135,600)         22,600       124,100
    Small cap value                                    2,347,500        (1,054,100)        (52,400)    1,241,000
    International                                         30,600            (8,200)          3,900        26,300
                                               ----------------------------------------------------------------------
  Total equities                                      13,031,560        (1,178,281)      1,734,194    13,587,473
                                               ----------------------------------------------------------------------

  Fixed income                                           503,674          (124,545)          8,512       387,641

TOTAL INSTITUTIONAL &
  SEPARATE ACCOUNTS                                   13,535,234        (1,302,826)      1,742,706    13,975,114
                                               ----------------------------------------------------------------------

Investment Partnerships
  Partnerships                                           372,452            35,870          15,842       424,163
  Separate Accounts                                      319,581            56,246          14,363       390,191
                                               ----------------------------------------------------------------------
Total Investment Partnerships                            692,033            92,116          30,205       814,354
                                               ----------------------------------------------------------------------


                                               ----------------------------------------------------------------------
TOTAL ASSETS UNDER MGMT                             $27,558,816       $(1,700,061)     $2,800,148   $28,658,903
                                               ======================================================================

BY PRODUCT SUMMARY:
TOTAL EQUITIES                                       25,340,921        (1,347,287)      2,779,190    26,772,823
TOTAL FIXED INCOME                                    2,217,896          (352,774)         20,958     1,886,080
                                               ----------------------------------------------------------------------
TOTAL ASSETS UNDER MGMT                             $27,558,816       $(1,700,061)     $2,800,148   $28,658,903
                                               ======================================================================




                                                                                                     Attachment IV

                 Gabelli Asset Management Inc. and Subsidiaries
                          Consolidated Income Statement
                                     (000's)

                                                                               Six Months Ended June 30, 2005
                                                                      -----------------------------------------------
                                                                                     Effects of         Pro Forma
                                                                        Reported   Consolidation   Post Consolidation
                                                                      -----------------------------------------------
Income Statement Data:
     Investment advisory and incentive fees                              $106,290         $(3,425)          $102,865
     Commission revenue                                                     5,039               -              5,039
     Distribution fees and other income                                    10,043             329             10,372
                                                                       ----------      ----------         ----------
          Total revenues                                                  121,372          (3,096)           118,276

Expenses:
     Compensation costs                                                    53,508               -             53,508
     Management fee                                                         4,577               -              4,577
     Distribution costs                                                    10,748               -             10,748
     Other operating expenses                                              12,754             238             12,992
                                                                       ----------      ----------         ----------
          Total expenses                                                   81,587             238             81,825

Operating income                                                           39,785          (3,334)            36,451

Other Income (Expense)
     Net gain from investments                                                982           9,846             10,828
     Interest and dividend income                                           7,629           3,977             11,606
     Interest expense                                                      (7,204)         (2,177)            (9,381)
                                                                        ----------      ----------         ----------
        Total other income, net                                             1,407          11,646             13,053

Income before income taxes and minority interest                           41,192           8,311             49,503

     Income taxes                                                          15,447               -             15,447
     Minority interest                                                        108           8,311              8,419
                                                                        ----------      ----------         ----------

Net Income                                                               $ 25,637         $     -           $ 25,637
                                                                        ==========      ==========         ==========

Earnings per share - Basic                                               $   0.86         $     -           $   0.86
                                                                        ==========      ==========         ==========

Earnings per share - Fully diluted                                       $   0.85         $     -           $   0.85
                                                                        ==========      ==========         ==========

Basic weighted average shares outstanding                                  29,821          29,821             29,821
                                                                        ==========      ==========         ==========

Fully diluted weighted average shares outstanding                          31,447          31,447             31,447
                                                                        ==========      ==========         ==========

                                                                                                     Attachment IV


                 Gabelli Asset Management Inc. and Subsidiaries
                 Consolidated Statement of Financial Condition
                                     (000's)

                                                                              June 30, 2005
                                              -----------------------------------------------------------------------
                                                                               Effects of             Pro Forma
                                                       Reported              Consolidation       Post Consolidation
                                              -----------------------------------------------------------------------

Assets:
-------

Cash and cash equivalents                               $ 191,413               $ 98,791            $  290,205
Investments in securities                                 366,664                275,856               642,520
Investments in partnerships and affiliates                 85,716                (48,851)               36,865
Investment advisory fees and other receivables             55,376                 (6,750)               48,626
Other assets                                               13,105                 10,674                23,779

                                              -------------------------   --------------------  --------------------
Total assets                                              712,273                329,722             1,041,995
                                              -------------------------   --------------------  --------------------

Liabilities:
------------

Capital lease obligation                                    3,084                      -                 3,084
Compensation payable                                       31,914                      -                31,914
Accounts payable and accrued expenses                      18,864                  4,248                23,112
Taxes payable                                               3,050                      -                 3,050
Due to broker & clearing organizations                          1                      -                     1
                                              -------------------------   --------------------  --------------------
Total operating liabilities                                56,913                  4,248                61,161
                                              -------------------------   --------------------  --------------------

5.5% Senior Notes                                         100,000                      -               100,000

5% Convertible Note                                        50,000                      -                50,000

5.22% Senior notes                                         82,308                      -                82,308
                                              -------------------------   --------------------  --------------------

Total liabilities                                         289,220                  4,248               293,469

Minority interest                                           5,735                325,473               331,209

Stockholders' Equity:
---------------------

Capital stock                                                  33                      -                    33
Additional paid in capital                                235,103                      -               235,103
Retained earnings                                         292,821                      -               292,821
Accum. Comprehensive Income                                 1,864                      -                 1,864
Treasury stock                                           (112,504)                     -              (112,504)
                                              -------------------------   --------------------  --------------------
Total stockholders' equity                                417,318                      -               417,318
                                              -------------------------   --------------------  --------------------

                                              -------------------------   --------------------  --------------------
Total liabilities and stockholders' equity              $ 712,273               $329,722            $1,041,995
                                              -------------------------   --------------------  --------------------

                                                                    Attachment V

                        SECURITIES & EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-Q
(Mark One)

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2004
                               --------------

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OF 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to
                               ----------------

Commission File No. 1-106
                    -----

                          GABELLI ASSET MANAGEMENT INC.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

            New York                                             13-4007862
--------------------------------------------------------------------------------
(State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                              Identification No.)


One Corporate Center, Rye, New York                               10580
--------------------------------------------------------------------------------
(Address of principal executive offices)                        (Zip Code)

                                  (914)921-3700
--------------------------------------------------------------------------------
               Registrant's telephone number, including area code



Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X    No
    ---

Indicate  by check mark  whether  the  registrant  is an  accelerated  filer (as
defined in Exchange Act Rule 12b-2).  Yes   X   No
                                           ---

Indicate the number of shares outstanding of each of the Registrant's classes of Common Stock, as of the latest practical date.

       Class                                  Outstanding  at April  30,  2004
     ---------                              ------------------------------------
Class A Common  Stock, .001 par value                     6,799,653

Class B Common Stock, .001 par value                     23,128,500

                                                                    Attachment V


     In January 2003 the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" which was subsequently revised in December 2003 by FASB Interpretation No. 46(R) ("FIN No. 46"). FIN No. 46 provides new criteria for determining whether or not consolidation accounting is required for off-balance sheet activities conducted through certain types of entities. This interpretation focuses on financial interests in entities (i.e., variable interests) that indicate control despite the absence of clear control through voting interest. It concludes that a company's exposure (variable interest) to the economic risks and rewards from the entity's assets and activities are the best evidence of control. The interpretation requires that these variable interest entities (VIEs) be subject to consolidation if the company holding the variable interest is subject to a majority of the expected losses or will receive a majority of the expected residual returns of the VIE (the "primary beneficiary"). As the primary beneficiary it would be required to include the variable interest entity's assets, liabilities and results of operations in its own financial statements.

     During February 2004, the FASB issued further guidance through FASB Staff Positions related to FIN No. 46. We have implemented FIN No. 46 for the quarter ended March 31, 2004 based on the provisions of the interpretation and the related staff positions and concluded that certain of the partnerships and offshore funds managed by Gabelli are VIEs. However, in most cases, it was concluded based on the provisions of the interpretation and related staff positions that Gabelli was not the primary beneficiary of these entities. As a result, the effect of the implementation of FIN No. 46 for the quarter ended March 31, 2004 did not have a material impact to our consolidated financial statements.

     We serve as General Partner, co-General Partner or Investment Manager for a number of partnerships and offshore funds classified as VIEs. As General Partner or co-General Partner, we are contingently liable for all of the partnerships' liabilities. Our exposure to the activities of VIEs which are not partnerships is limited to our investment in each respective VIE.

                                       2